UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TAYSHA GENE THERAPIES, INC.

(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

877619106

(CUSIP Number)

Audentes Therapeutics, Inc.

600 California Street

17th Floor

San Francisco, CA 94108

Attention: President

(415) 818-1005

With a copy to:

Astellas US LLC

1 Astellas Way

Northbrook, IL 60062

Attn: General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 877619106

1	NAME OF REPORTING PERSONS Astellas Pharma Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,266,342 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,266,342 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,266,342 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares directly held by Audentes Therapeutics, Inc., a wholly owned direct subsidiary of Astellas US Holding, Inc., which is in turn a wholly owned direct subsidiary of Astellas Pharma Inc. Astellas Pharma Inc., Astellas US Holding, Inc. and Audentes Therapeutics, Inc. may each be deemed to have shared voting and dispositive power over all of the shares.

(2)

Based upon the sum of (i) 41,175,939 shares of the Issuer’s Common Stock outstanding as of October 17, 2022, as represented by the Issuer in that certain Securities Purchase Agreement, dated as of October 21, 2022, by and between the Issuer and Audentes Therapeutics, Inc., attached hereto as Exhibit 5 (the “Securities Purchase Agreement”), (ii) an additional 7,266,342 shares of the Issuer’s Common Stock outstanding following the closing under the Securities Purchase Agreement and (iii) an additional 14,000,000 shares of the Issuer’s Common Stock outstanding (assuming no exercise of the underwriter’s over-allotment option) following the closing of the public offering as set forth in the Issuer’s Form 424(b)(5) prospectus supplement dated October 26, 2022.

2

CUSIP No. 877619106

1	NAME OF REPORTING PERSONS Astellas US Holding, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,266,342 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,266,342 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,266,342 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares directly held by Audentes Therapeutics, Inc., a wholly owned direct subsidiary of Astellas US Holding, Inc., which is in turn a wholly owned direct subsidiary of Astellas Pharma Inc. Astellas Pharma Inc., Astellas US Holding, Inc. and Audentes Therapeutics, Inc. may each be deemed to have shared voting and dispositive power over all of the shares.

(2)

Based upon the sum of (i) 41,175,939 shares of the Issuer’s Common Stock outstanding as of October 17, 2022, as represented by the Issuer in the Securities Purchase Agreement, (ii) an additional 7,266,342 shares of the Issuer’s Common Stock outstanding following the closing under the Securities Purchase Agreement and (iii) an additional 14,000,000 shares of the Issuer’s Common Stock outstanding (assuming no exercise of the underwriter’s over-allotment option) following the closing of the public offering as set forth in the Issuer’s Form 424(b)(5) prospectus supplement dated October 26, 2022.

3

CUSIP No. 877619106

1	NAME OF REPORTING PERSONS Audentes Therapeutics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,266,342 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,266,342 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,266,342 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares directly held by Audentes Therapeutics, Inc., a wholly owned direct subsidiary of Astellas US Holding, Inc., which is in turn a wholly owned direct subsidiary of Astellas Pharma Inc. Astellas Pharma Inc., Astellas US Holding, Inc. and Audentes Therapeutics, Inc. may each be deemed to have shared voting and dispositive power over all of the shares.

(2)

Based upon the sum of (i) 41,175,939 shares of the Issuer’s Common Stock outstanding as of October 17, 2022, as represented by the Issuer in the Securities Purchase Agreement, (ii) an additional 7,266,342 shares of the Issuer’s Common Stock outstanding following the closing under the Securities Purchase Agreement and (iii) an additional 14,000,000 shares of the Issuer’s Common Stock outstanding (assuming no exercise of the underwriter’s over-allotment option) following the closing of the public offering as set forth in the Issuer’s Form 424(b)(5) prospectus supplement dated October 26, 2022.

4

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Taysha Gene Therapies, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3000 Pegasus Park Drive, Suite 1430, Dallas, Texas 75247.

Item 2.	Identity and Background

This Statement is being filed on behalf of each of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Astellas Pharma Inc., a company incorporated under the laws of Japan (“Astellas”), with its principal business address at 2-5-1, Nihonbashi-Honcho, Chuo-Ku, Tokyo 103-8411, Japan;

(ii) Astellas US Holding, Inc., a company incorporated under the laws of Delaware (“Astellas US”), with its principal business address at 1 Astellas Way, Northbrook, IL 60062; and

(iii) Audentes Therapeutics, Inc., a company incorporated under the laws of Delaware (“Audentes”), with its principal business address at 600 California Street, 17th Floor, San Francisco, CA 94108.

The Reporting Persons are part of a pharmaceutical business operating in more than 70 countries around the world. The business is promoting the Focus Area Approach that is designed to identify opportunities for the continuous creation of new drugs to address diseases with high unmet medical needs by focusing on Biology and Modality.

The directors and executive officers of each Reporting Person are set forth on Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

(a) name;

(b) business address;

(c) position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(f) citizenship.

During the last five years, neither the Reporting Persons nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 6 of this Statement is incorporated herein by reference. Capitalized terms used but not defined in this Item 3 or the preceding Items of this Statement are defined in Item 6.

On October 21, 2022, the Issuer entered into the Securities Purchase Agreement with Audentes, pursuant to which, among other things, the Issuer agreed to sell to Audentes and Audentes agreed to purchase from the Issuer 7,266,342 shares of the Issuer’s Common Stock at a price per share of $4.13, for an aggregate purchase price of $30,009,992.46. Audentes paid such purchase price to the Issuer and, on the Closing Date, the Issuer delivered to Audentes such shares of Common Stock and the transaction contemplated by the Securities Purchase Agreement closed.

Also on October 21, 2022, the Issuer and Audentes entered into an Option Agreement, attached hereto as Exhibit 7 (the “Option Agreement”). Pursuant to the Option Agreement, as partial consideration for the rights afforded to Audentes thereunder, Audentes agreed to pay the Upfront Payment. Audentes or any of its affiliates have the right, in its or their discretion and upon written notice to the Issuer, to offset the amount of the Upfront Payment (in whole or in part, until the full amount of the Upfront Payment has been offset) against (i) any payment(s) owed to the Issuer or any of its affiliates (or to any third party on behalf of the Issuer) under or in connection with any license agreement entered into with respect to any GAN Product or Rett Product, including, any upfront payment, milestone payment or royalties owed to the Issuer or any of its affiliates (or to any third party on behalf of the Issuer) under or in connection with any such license agreement or (ii) any amount owed to the Issuer or any of its affiliates in connection with a Change of Control transaction with Audentes or any of its affiliates. As further consideration for the rights granted to Audentes under the Option Agreement, the Issuer and Audentes also entered into the Securities Purchase Agreement.

The source of funds for these transactions was general working capital and cash on hand.

Item 4.	Purpose of Transaction

Item 6 of this Statement is incorporated herein by reference. Capitalized terms used but not defined in this Item 4 or the preceding Items of this Statement are defined in Item 6.

As discussed in more detail in Item 6 of this Statement, the Option Agreement affords Audentes certain Options with respect to the Issuer’s GAN Products and Rett Products, as well as certain Change of Control Rights. In addition, the Option Agreement affords Audentes certain Monitoring Rights, pursuant to which the Reporting Persons can and intend to monitor the desirability of exercising, and potentially exercise, the Options and the Change of Control Rights.

At present, the Reporting Persons intend to monitor the Issuer’s development of GAN Products and Rett Products, subject to the applicable provisions of the Option Agreement. However, Reporting Persons are and intend to continue monitoring the advisability of (i) negotiating or exercising the Options or (ii) proposing, seeking and consummating a Change of Control transaction with the Issuer. In connection with that, the Reporting Persons may, at any time, exercise (i) their Options or (ii) their Change of Control Rights, including making an offer to engage in a Change of Control transaction. Any such exercise of the Options or Change of Control transaction may be financed, in whole or in part, with the Upfront Payment.

The acquisition by the Reporting Persons of the Issuer’s securities as described herein was effected pursuant to the Securities Purchase Agreement. The Reporting Persons acquired their securities in furtherance of the purpose of the Option Agreement, including the Options and Change of Control Rights.

Subject to the Lock-up, the Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of Common Stock as they deem appropriate, including, without limitation: purchasing additional shares of Common Stock (which may be in connection with a Change of Control); selling shares of Common Stock (including in registered offerings pursuant to the Registration Rights Agreement); taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to compliance with the agreements described in Item 6 of this Statement, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position or change their purpose or develop such plans.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

Number of shares of Common Stock beneficially owned:

Astellas	7,266,342 shares
Astellas US	7,266,342 shares
Audentes	7,266,342 shares

Percent of class:

Astellas	11.6%
Astellas US	11.6%
Audentes	11.6%

The percentage ownership was calculated based upon the sum of (i) 41,175,939 shares of the Issuer’s Common Stock outstanding as of October 17, 2022, as represented by the Issuer in the Securities Purchase Agreement, (ii) an additional 7,266,342 shares of the Issuer’s Common Stock outstanding following the closing under the Securities Purchase Agreement and (iii) an additional 14,000,000 shares of the Issuer’s Common Stock outstanding (assuming no exercise of the underwriter’s over-allotment option) following the closing of the public offering as set forth in the Issuer’s Form 424(b)(5) prospectus supplement dated October 26, 2022.

Number of shares of Common Stock as to which such person has:

(i)	Sole power to vote or to direct the vote:

Astellas	0 shares
Astellas US	0 shares
Audentes	0 shares

(ii)	Shared power to vote or to direct the vote:

Astellas	7,266,342 shares
Astellas US	7,266,342 shares
Audentes	7,266,342 shares

(iii)	Sole power to dispose or to direct the disposition of:

Astellas	0 shares
Astellas US	0 shares
Audentes	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Astellas	7,266,342 shares
Astellas US	7,266,342 shares
Audentes	7,266,342 shares

None of the individuals listed on Schedule I beneficially owns any of the Issuer’s Common Stock.

(c) Except as reported in this Statement, neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Option Agreement

On October 21, 2022 (the “Effective Date”), the Issuer and Audentes entered into the Option Agreement.

The Options

Under the Option Agreement, the Issuer granted to Audentes an exclusive option to obtain an exclusive, worldwide, royalty and milestone-bearing right and license (i) to research, develop, make, have made, use, sell, offer for sale, have sold, import, export and otherwise exploit (collectively, “Exploit”) the product known, as of the Effective Date, as TSHA-120 (the “120 GAN Product”) and any backup products with respect thereto for use in the treatment of giant axonal neuropathy (“GAN”) or any other gene therapy product for use in the treatment of GAN that is controlled by the Issuer or any of its affiliates or with respect to which the Issuer or any of its affiliates controls intellectual property rights covering the Exploitation thereof (each, a “GAN Product”) and (ii) under any intellectual property rights controlled by the Issuer or any of its affiliates with respect to such Exploitation (the “GAN Option”). Subject to certain extensions, the GAN Option is exercisable from the Effective Date through a specified period of time following Audentes’ receipt of (i) the formal minutes from the Type B end-of-Phase 2 meeting between the Issuer and the U.S. Food and Drug Administration (“FDA”) in response to the Issuer’s meeting request sent to the FDA on September 19, 2022 for the 120 GAN Product (the “Type B Meeting”), (ii) all written feedback from the FDA with respect to the Type B Meeting, and (iii) all briefing documents sent by the Issuer to the FDA with respect to the Type B Meeting.

Under the Option Agreement, the Issuer also granted to Audentes an exclusive option to obtain an exclusive, worldwide, royalty and milestone-bearing right and license (i) to Exploit any Rett Product (as defined below), and (ii) under any intellectual property rights controlled by the Issuer or any of its affiliates with respect to such Exploitation (the “Rett Option” and together with the GAN Option, each, an “Option”). Subject to certain extensions, the Rett Option is exercisable from the Effective Date through a specified period of time following Audentes’ receipt of (i) certain clinical data from the Issuer’s female pediatric trial and (ii) certain specified data and other information with respect to Rett Products (such period, the “Rett Option Period”) related to (a) the product known, as of the Effective Date, as TSHA-102 (the “102 Rett Product”) and any backup products with respect thereto for use in the treatment of Rett syndrome (“Rett”), and (b) any other gene therapy product for use in the treatment of Rett that is controlled by the Issuer or any of its affiliates or with respect to which the Issuer or any of its affiliates controls intellectual property rights covering the Exploitation thereof (each, a “Rett Product” and, together with GAN Product, the “Products”).

The parties have agreed that, if Audentes exercises an Option, the parties will, for a specified period, negotiate a license agreement in good faith on the terms and conditions outlined in the Option Agreement, including payments by Audentes of a to be determined upfront payment, certain to be determined milestone payments, and certain to be determined royalties on net sales of GAN Products or Rett Products, as applicable.

Monitoring Rights

During specified periods, the Issuer has agreed to (i) (a) deliver to Audentes certain written reports containing summaries of all material research, development, manufacturing and commercialization activities with respect to GAN Products (and provide more prompt notice of any new information related to the 120 GAN Product that is reasonably likely to materially impact the development or commercialization of the 120 GAN Product) and (b) deliver to Audentes certain written reports summarizing the Issuer’s progress with respect to a development plan and budget for the 102 Rett Product, including all material research, development, manufacturing and commercialization activities with respect to Rett Products, as well as the results of any clinical studies or material non-clinical studies (and provide more prompt notice of any new information related to the 102 Rett Product that is reasonably likely to materially impact the development or commercialization of the 102 Rett Product); and (ii) promptly notify Audentes of any meeting with the FDA with respect to the 120 GAN Product or 102 Rett Product. In addition, during specified periods, the Issuer has agreed to meet with Audentes and provide Audentes with additional information, in each case as reasonably requested by Audentes.

Furthermore, the Issuer has agreed to provide to Audentes (i) with respect to the GAN Option, certain diligence information with respect to the 120 GAN Product and certain information and materials relating to the Type B Meeting and (ii) with respect to the Rett Option, certain safety and efficacy data relating to the Female Pediatric Study (as defined in the Option Agreement) and a Rett Data Package (as defined in the Option Agreement) including, among other items, all material data with respect to Rett Products, detailed summaries thereof and information relating to intellectual property rights in Rett Products.

Finally, the Issuer has agreed to use commercially reasonable efforts to complete all activities set forth in a development plan relating to the 102 Rett Product attached to the Option Agreement in accordance therewith, including with a budget set forth therein. Audentes’ prior written consent is required for any material deviation from such development plan.

The rights described in this sub-section, together with the Board Observer right described below, are collectively referred to in this Statement as the “Monitoring Rights.”

Change of Control Rights

During the Rett Option Period, the Issuer has agreed to (i) not solicit or encourage any inquiries, offers or proposals for, or that could reasonably be expected to lead to, a Change of Control, or (ii) otherwise initiate a process for a potential Change of Control, in each case, without first notifying Audentes (a “ROFO Notice”) and offering Audentes the opportunity to submit an offer or proposal to the Issuer for a transaction that would result in a Change of Control. If Audentes fails or declines to submit any such offer within a specified period after the receipt of such ROFO Notice, the Issuer will have the ability to solicit third party bids for a Change of Control transaction. If Audentes delivers an offer to the Issuer for a transaction that would result in a Change of Control, the Issuer and Audentes will attempt to negotiate in good faith the potential terms and conditions for such potential transaction that would result in a Change of Control for a specified period, which period may be shortened or extended by mutual agreement.

In addition, if, during the Rett Option Period, at any time prior to the delivery of a ROFO Notice, the Issuer receives an offer or proposal for a transaction from a third party that would, or could reasonably be expected to, result in a Change of Control, the Issuer must promptly notify Audentes of the offer and, unless contractually prohibited, the terms thereof. If Audentes fails or declines to submit a competing offer within a specified period after the receipt of such notice, the Issuer will have the ability to pursue such third-party offer. However, if, during such pursuit, the terms of such third-party offer materially change, the Issuer must notify Audentes of such materially changed third-party offer and allow Audentes an additional specified period to consider such materially changed third-party offer.

During the Rett Option Period, the Issuer may not enter into (i) any letter of intent, agreement, contract or commitment (whether or not binding) with respect to a Change of Control or (ii) any agreement, contract or commitment that could impede the ability of Audentes to effect a Change of Control (a “Competing Instrument”), unless the Issuer promptly notifies Audentes at least five business days before entering into a Competing Instrument (which notice must include the terms thereof, unless the Issuer is contractually prohibited from disclosing them).

“Change of Control” is defined in the Option Agreement as (i) a consolidation, business combination, merger or similar transaction of the Issuer or any subsidiary with or into any other corporation or other entity or Person, or any other corporate reorganization; (ii) any transaction or series of related transactions in which 50% or more of the Issuer’s voting power is transferred or becomes beneficially owned by any person or group; or (iii) the sale or transfer of all or substantially all of the Issuer’s assets or any asset that is material to the Issuer and its subsidiaries, taken as a whole, or the exclusive license of substantially all of the Issuer’s intellectual property that is material to the Issuer and its subsidiaries, taken as a whole.

The rights described in this sub-section are collectively referred to in this Statement as the “Change of Control Rights.”

Consideration

As partial consideration for the rights granted to Audentes under the Option Agreement, Audentes will pay the Issuer a one-time payment in the amount of $20.0 million (the “Upfront Payment”) within 30 days after receipt of an invoice for such payment, which invoice will be delivered by the Issuer on or after the Effective Date. Audentes or any of its affiliates have the right, in its or their discretion and upon written notice to the Issuer, to offset the amount of the Upfront Payment (in whole or in part, until the full amount of the Upfront Payment has been offset) against (i) any payment(s) owed to the Issuer or any of its affiliates (or to any third party on behalf of the Issuer) under or in connection with any license agreement entered into with respect to any GAN Product or Rett Product, including, any upfront payment, milestone payment or royalties owed to the Issuer or any of its affiliates (or to any third party on behalf of the Issuer) under or in connection with any such license agreement or (ii) any amount owed to the Issuer or any of its affiliates in connection with a Change of Control transaction with Audentes or any of its affiliates. As further consideration for the rights granted to Audentes under the Option Agreement, the Issuer and Audentes also entered into the Securities Purchase Agreement.

The foregoing description of the Option Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 7 and incorporated into this Item 6 by reference.

Securities Purchase Agreement

On October 21, 2022, the Issuer and Audentes entered into the Securities Purchase Agreement, pursuant to which the Issuer agreed to issue and sell to Audentes in a private placement an aggregate of 7,266,342 shares of Common Stock of the Issuer (the “Shares”), for aggregate gross proceeds of approximately $30.0 million. The transaction closed on October 24, 2022 (the “Closing Date”). The Securities Purchase Agreement contains customary representations, warranties and agreements by the Issuer, customary conditions to closing, indemnification obligations of the Issuer, other obligations of the parties and termination provisions.

Pursuant to the Securities Purchase Agreement, the Purchaser may not, without the prior written consent of the Issuer, during the period commencing on the Closing Date and ending on the date that is 180 days after the Closing Date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise (the “Lock-up”). The Lock-up is subject to certain limited exceptions, including the ability to transfer shares to Audentes’ affiliates and certain related persons; provided the transferee agrees to be bound by such restrictions.

Pursuant to the Securities Purchase Agreement, Audentes has the right, effective as of the Closing Date, to designate one individual to attend all meetings of the board of directors in a non-voting observer capacity (the “Board Observer”). The Board Observer is entitled to all notices, minutes, consents and other materials provided to the Issuer’s directors at the same time and in the same manner as provided to such directors. The Board Observer right terminates upon a Change of Control (as defined in the Securities Purchase Agreement) or when Audentes no longer holds shares of Common Stock.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 5 and incorporated into this Item 6 by reference.

Registration Rights Agreement

On October 21, 2022, the Issuer and Audentes entered into a registration rights agreement, attached hereto as Exhibit 6 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to register the resale of the Shares. Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the Shares no later than April 24, 2023 (the “Filing Deadline”). The Issuer has agreed to use reasonable best efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof but in any event on or prior to the Effectiveness Deadline (as defined in the Registration Rights Agreement), and to keep such registration statement continuously effective until the earlier of (i) the date the Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction, or (ii) the date that is three (3) years following the Closing Date. The Issuer has also agreed, among other things, to pay all reasonable fees and expenses (excluding any underwriters’ discounts and commissions and all fees and expenses of legal counsel, accountants and other advisors for Audentes except as specifically provided in the Registration Rights Agreement) incident to the performance of or compliance with the Registration Rights Agreement by the Issuer.

The Issuer and Audentes granted each other customary indemnification rights in connection with the registration statement. The Issuer made additional customary covenants, including with respect to “piggyback” registrations, cooperating in underwritten offerings of the Shares and taking steps to allow the Shares to be resold pursuant to Rule 144 under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 6 and incorporated into this Item 6 by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1	Power of Attorney (Astellas Pharma Inc.).

Exhibit 2	Power of Attorney (Astellas US Holding, Inc.).

Exhibit 3	Power of Attorney (Audentes Therapeutics, Inc.).

Exhibit 4	Joint Filing Agreement among Astellas Pharma Inc., Astellas US Holding, Inc. and Audentes Therapeutics, Inc.

Exhibit 5	Securities Purchase Agreement between the Issuer and Audentes Therapeutics, Inc., dated October 21, 2022 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K/A, SEC File No. 001-39536, filed October 31, 2022).

Exhibit 6	Registration Rights Agreement between the Issuer and Audentes Therapeutics, Inc., dated October 21, 2022 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K/A, SEC File No . 001-39536, filed October 31, 2022).

Exhibit 7	Option Agreement between the Issuer and Audentes Therapeutics, Inc., dated October 21, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A, SEC File No . 001-39536, filed October 31, 2022).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022	ASTELLAS PHARMA INC.

	By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-Fact

Date: October 31, 2022	ASTELLAS US HOLDING, INC.

	By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-Fact

Date: October 31, 2022	AUDENTES THERAPEUTICS, INC.

	By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-Fact

Schedule I

Astellas Pharma Inc.

The name and present principal occupation of each of the executive officers and directors of Astellas Pharma Inc. are set forth below. Unless otherwise noted, each of these persons has as their business address 2-5-1, Nihonbashi-Honcho, Chuo-Ku, Tokyo 103-8411, Japan.

Name	Position with Astellas Pharma Inc.	Principal Occupation and, if not employed by Astellas Pharma Inc., Name, Principal Business and Address of Employer	Citizenship
Kenji Yasukawa	Representative Director, President and CEO, Chairman of the Board	President and CEO	Japan

Naoki Okamura	Representative Director, Executive Vice President	Executive Vice President	Japan

Mamoru Sekiyama	Outside Director	Company Director	Japan

Hiroshi Kawabe	Outside Director	Doctor Foundation for Promotion of Medical Training 1-6-11, Nishi-Shinbashi, Minoto-ku, Tokyo, Japan	Japan

Takashi Tanaka	Outside Director	Chairman and Executive Director KDDI CORPORATION 3-10-10, Iidabashi,Chiyoda-ku,Tokyo 102-8460 Japan	Japan

Eriko Sakurai	Outside Director	Company Director	Japan

Toru Yoshimitsu	Director, Audit & Supervisory Committee Member	Audit & Supervisory Committee	Japan

Haruko Shibumura	Outside Director, Audit & Supervisory Committee Member	Attorney HOMMA&PARTNERS Konwa Bldg F8, 1-12-22 Tsukiji, Chuo-ku, Tokyo 104-0045, JAPAN	Japan

Raita Takahashi	Outside Director, Audit & Supervisory Committee Member	Certified Public Accountant Takahashi Raita CPA office Gionnosucho 5 kagoshima Japan	Japan

Mika Nakayama	Outside Director, Audit & Supervisory Committee Member	Company Director	Japan

Yukio Matsui	Chief Commercial Officer		Japan

Yoshitsugu Shitaka, Ph.D.	Chief Scientific Officer		Japan

Minoru Kikuoka	Chief Financial Officer		Japan

Catherine Levitt	General Counsel	General Counsel, Astellas US LLC, 1 Astellas Way, Northbrook, IL 60062	United States

Hideki Shima	Chief Manufacturing Officer		Japan

Tadaaki Taniguchi, M.D., Ph.D.	Chief Medical Officer	Chief Medical Officer Astellas Pharma Global Development, Inc. 1 Astellas Way, Northbrook, IL 60062	Japan

Katsuyoshi Sugita	Chief People Officer and Chief Ethics & Compliance Officer		Japan

Astellas US Holding, Inc.

The name and present principal occupation of each of the executive officers and directors of Astellas US Holding, Inc. are set forth below. Unless otherwise noted, each of these persons has as their business address 1 Astellas Way, Northbrook, IL 60062.

Name	Position with Astellas US Holding, Inc.	Principal Occupation and, if not employed by Astellas US Holding, Inc., Name, Principal Business and Address of Employer	Citizenship
Mark Reisenauer	Director, President	President Astellas US LLC 1 Astellas Way, Northbrook, IL 60062	United States

Marloes Schaddelee	Director	Executive Director, Governance and Strategy Astellas B. V. Sylviusweg 62, 2333 BE Leiden, Netherlands	The Netherlands

Karissa Marcello	Treasurer	Executive Director, Commercial Finance U.S. Astellas US LLC 1 Astellas Way, Northbrook, IL 60062	United States

Nahrin Marino	Secretary	SVP, Legal Head of Commercial, Regulatory and M&D Astellas US LLC 1 Astellas Way, Northbrook, IL 60062	United States

Molly McCoy	Assistant Secretary	Executive Director, Legal Commercial Lead US Astellas US LLC 1 Astellas Way, Northbrook, IL 60062	United States

Audentes Therapeutics, Inc.

The name and present principal occupation of each of the executive officers and directors of Audentes Therapeutics, Inc. are set forth below. Unless otherwise noted, each of these persons has as their business address 600 California Street, 17th Floor, San Francisco, CA 94108.

Name	Position with Audentes Therapeutics, Inc	Principal Occupation and, if not employed by Audentes Therapeutics, Inc., Name, Principal Business and Address of Employer	Citizenship
Mark Reisenauer	Director	President Astellas US LLC 1 Astellas Way, Northbrook, IL 60062	United States

Marloes Schaddelee	Director	Executive Director, Governance and Strategy Astellas B. V. Sylviusweg 62, 2333 BE Leiden, Netherlands	The Netherlands

Frank Hudson	Treasurer	SVP Head of Corporate Finance and Control Astellas Pharma Global Development, Inc. 1 Astellas Way, Northbrook, IL 60062	United States

Nahrin Marino	Secretary	SVP, Legal Head of Commercial, Regulatory and M&D Astellas US LLC 1 Astellas Way, Northbrook, IL 60062	United States

Molly McCoy	Assistant Secretary	Executive Director, Legal Commercial Lead US Astellas US LLC 1 Astellas Way, Northbrook, IL 60062	United States